UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

TBS International plc

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G8657Q104

(CUSIP Number)

Joseph E. Royce
612 East Grassy Sprain Road
Yonkers, NY 10710
(914) 961-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8657Q104

1.	Names of Reporting Persons Joseph E. Royce
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,879,206 (26.5%) (1)
	8.	Shared Voting Power 4,778,958 (16.1%) (1)(2)
	9.	Sole Dispositive Power 7,879,206 (26.5%) (1)
	10.	Shared Dispositive Power 4,778,958 (16.1%) (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,658,164
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)
14.	Type of Reporting Person (See Instructions) IN

See Footnotes after Item 7.

CUSIP No. G8657Q104

1.	Names of Reporting Persons Elaine M. Royce
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (0%)
	8.	Shared Voting Power 4,778,958 (21.5%) (3)
	9.	Sole Dispositive Power 0 (0%)
	10.	Shared Dispositive Power 4,778,958 (21.5%) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5% (3)
14.	Type of Reporting Person (See Instructions) IN

See Footnotes after Item 7.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on February 7, 2011 (File No. 005-85293) (the “Original Schedule 13D”) is being filed by Joseph E. Royce (“Mr. Royce”) and Mr. Royce’s spouse, Elaine M. Royce (“Ms. Royce”, and collectively with Mr. Royce, the “Filing Persons”) to amend and supplement the information set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D, as amended, relates to the Class A ordinary shares (the “Class A ordinary shares”) of TBS International plc (the “Issuer”).  The principal executive offices of the Issuer are located at Block A1 EastPoint Business Park, Fairview, Dublin 3, Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.  In purchasing the January 28 Shares and the May 31 Shares (each as defined below), Mr. Royce used personal funds and $7.58 million in funds borrowed from Fiduciary Trust for the purpose of investing in the Issuer’s securities.  The borrowed funds are secured by assets other than the Issuer’s securities.

Item 4.	Purpose of Transaction

Mr. Royce made the purchases pursuant to an investment agreement entered in connection with amendments to the Issuer’s credit facilities, as subsequently amended.

In January 2011, the Issuer amended its credit facilities with its lenders.  As a condition to such lenders’ willingness to agree to the credit facility amendments, the lenders required Mr. Royce to agree to provide up to $7.58 million of new equity.  Consequently, the Issuer and Mr. Royce entered into an Investment Agreement, dated January, 25, 2011, which was subsequently amended on May 9, 2011 (as amended, the “Investment Agreement”) for the private placement, pursuant to Section 4(2) of the Securities Act, of Series A Preference Shares of the Issuer (“Series A Preference Shares”) and Series B Preference Shares of the Issuer (“Series B Preference Shares” and, collectively with the Series A Preference Shares, “Preference Shares”).  Pursuant to the Investment Agreement, on January 28, 2011, the Issuer sold, and Mr. Royce purchased, 22,747 Series B Preference Shares (the “January 28 Shares”) at a price of $100 per share and, on May 31, 2011, the Issuer sold, and Mr. Royce purchased, 53,078 Series A Preference Shares (the “May 31 Shares”) at a price of $100 per share.

The May 31 Shares currently are convertible into Class A ordinary shares at a rate of 50.0 Class A ordinary shares for each May 31 Share.  If the May 31 Shares remain outstanding, the applicable conversion rate will change as follows: 50.2500-for-1 beginning June 30, 2011; 51.7575-for-1 beginning December 31, 2011; 53.3102-for-1 beginning June 30, 2012; 54.9095-for-1 beginning December 31, 2012; 56.5568-for-1 beginning June 30, 2013; 58.2535-for-1 beginning December 31, 2013; 60.0011-for-1 beginning June 30, 2014; and 61.8012-for-1 beginning December 31, 2014.  As set forth in the certificate of designation for the Preference Shares, the Preference Shares may not be converted in certain circumstances.

The description contained in this Item 4 of the transactions contemplated by the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement and Amendment No. 1 to the Investment Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Mr. Royce has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 7,879,206 Class A ordinary shares, or approximately 26.5% of the Class A ordinary shares, which represents:  (i) 316,410 Class A ordinary shares currently beneficially owned by Mr. Royce; (ii) 4,312,545 Class A ordinary shares issuable upon conversion of 4,312,545 Class B ordinary shares beneficially owned by Mr. Royce (at a conversion rate of 1-for-1); (iii) 2,667,170 Class A ordinary shares issuable upon conversion of 53,078 Series A Preference Shares beneficially owned by Mr. Royce (at the conversion rate of 50.2500-for-1 that will be effective June 30, 2011); and (iv) 583,081 Class A ordinary shares issuable upon conversion of 22,747 Series B Preference Shares beneficially owned by Mr. Royce (at the conversion rate of 25.6333-for-1 that will be effective June 30, 2011).

Mr. Royce has shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 4,778,958 Class A ordinary shares (including 616,414 Class A ordinary shares currently beneficially owned and 4,162,544 Class A ordinary shares issuable upon the conversion of Class B ordinary shares), representing beneficial ownership by him of approximately 16.1% of the Class A ordinary shares. See footnote 2 below.

Ms. Royce has shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 4,778,958 Class A ordinary shares (including 616,414 Class A ordinary shares currently beneficially owned and 4,162,544 Class A ordinary shares issuable upon the conversion of Class B ordinary shares), representing beneficial ownership by her of approximately 21.5% of the Class A ordinary shares. See footnote 3 below.

(c)  Except as provided in Item 4, which is hereby incorporated by reference in this Item 5, none of the Filing Persons has effected any transaction in the securities of the Issuer during the past 60 days.

The information provided in Item 2 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

C.  Amendment No. 1 to Investment Agreement, dated as of May 9, 2011, by and among TBS International plc, Joseph Royce, Gregg McNelis and Lawrence Blatte.

Footnotes:

(1)  Percentage calculations assume 29,743,509 Class A ordinary shares outstanding, which represents:  (a) 18,018,169 Class A ordinary shares currently outstanding; (b) 8,475,089 Class A ordinary shares issuable upon conversion of 8,475,089 Class B ordinary shares beneficially owned by Mr. Royce (at a conversion rate of 1-for-1); (c) 2,667,170 Class A ordinary shares issuable upon conversion of 53,078 Series A Preference Shares beneficially owned by Mr. Royce (at the conversion rate of 50.2500-for-1 that will be effective June 30, 2011); and (d) 583,081 Class A ordinary shares issuable upon conversion of 22,747 Series B Preference Shares beneficially owned by Mr. Royce (at the conversion rate of 25.6333-for-1 that will be effective June 30, 2011).

(2)  Includes the following shares over which Mr. Royce disclaims beneficial ownership:  616,414 Class A ordinary shares beneficially owned, directly or indirectly, by Ms. Royce and 4,162,544 Class B ordinary shares convertible into Class A ordinary shares and beneficially owned, directly or indirectly, by Ms. Royce.

(3)  Percentage calculations assume 22,180,713 Class A ordinary shares outstanding, which represents:  (a) 18,018,169 Class A ordinary shares currently outstanding; and (b) 4,162,544 Class A ordinary shares issuable upon conversion of 4,162,544 Class B ordinary shares beneficially owned by Ms. Royce (at a conversion rate of 1-for-1).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2011
Date

/s/ Tara DeMakes
Signature
Tara DeMakes, as attorney-in-fact for Joseph E. Royce
Name/Title

/s/ Tara DeMakes
Signature
Tara DeMakes, as attorney-in-fact for Elaine M. Royce
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

C.  Amendment No. 1 to Investment Agreement, dated as of May 9, 2011, by and among TBS International plc, Joseph Royce, Gregg McNelis and Lawrence Blatte.  (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 10, 2011 pursuant to Items 1.01, 3.03, 5.03, 5.07, and 9.01).